

Mail Stop 3561

November 24, 2010

Robert Wilson, President
Desert Gateway, Inc.
414 S.E. Washington Blvd., #102
Bartelsville, OK 740006

Re: Desert Gateway, Inc.
    Revised Registration Statement on Form 10
    Filed October 28, 2010
    File No. 0-53293

Dear Mr. Wilson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Please note that the filing will go effective automatically sixty days after filing and the registrant should consider withdrawing the registration statement before it goes effective with material deficiencies, as appropriate.

General

1. We have reviewed your response to comment number two of our letter dated September 15, 2008. Please address the following:

     a. Revise the disclosure throughout the registration statement to state that it is the company's *belief* that there was no sale;

     b. Disclose whether or not the company is relying on opinion of counsel; and

     c. Include in the disclosure the risk and consequences in the event section 5 is found to apply to the distribution of the holding company shares.

2. Among the PCAOB registrants, we find a Michael F. Cronin with a Rochester, New York address, but none with an Orlando, Florida address. Please advise supplementally.

3. Please reconcile the statement in the second paragraph on page 4 that during the fiscal period ended February 29, 2008 you consummated a reorganization which you refer to collectively as the "2008 Reorganization" with the statement from your letter dated October 25, 2010 that on March 7, 2008, AMDM reorganized its operations into a holding company structure (the "Reorganization").

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Susann Reilly at (202) 551-3236 or Jim Lopez, who supervised the review of your filing, at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director

cc: John Heskett
       Fax (918) 336-3152